

July 23, 2013

Via E-mail
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.
3F., No. 10, Yuanxi 2nd Rd.
Pingtung Agricultural Biotechnology Park
Changzhi Township, Pingtung 908
Taiwan, Republic of China

  Re: **Yambear Bio-Tech, Inc.**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 12, 2013
    File No. 333-186689

Dear Mr. Lin:

  We have reviewed your amended registration statement and your response letter filed on July 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Financial and Operating Information, page 6

1. Consistent with your updated financial statements in response to our comment six please update this information in this section to include the interim financial information for March 31, 2013.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Research and Development, page F-9

2. Please disclose the nature of your research and development expenses. In this regard, in your response to comment 10 you indicate that the R&D represents payments for 5 developed products. Tell us how these developed products relate to R&D and the

accounting literature you relied on to support your accounting for these purchased developed products. Refer to 730-10-25-2c.

Note 10. Change in Accounting Estimate, page F-12

3. We acknowledge your response to our comment 10. As the effect of the under accrual is material to net loss for the period ended December 31, 2012, we believe the amount should be presented as a correction of an error to the previously issued financial statements. In this regard, please revise your accounting in accordance with ASC 250-10-45-22 through 24 and your disclosures in accordance with ASC 250-10-50-7 through 10.

You may contact Sasha Parikh at (202) 551- 3627 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Ryan Nail, Esq.
        The Chiang Law Offices, P.C.
        1700 North First Street, Suite 343
        San Jose, CA 95112